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19006270

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2018 (MM/DD/YY) AND ENDING December 31,2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Opus Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Boulevard, 12th Floor
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Roberts — 415-940-7009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

515 S. Flower St. 17th Floor	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Financial Partners, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

In the County of WEBER, State of Utah, Subscribed and sworn to before me this 28 day of FEB, 2019 by Christopher Roberts

Notary Signature and seal

LEIZEL WERT
Notary Public • State of Utah
Commission # 700701
My Commission Expires
June 1, 2022

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet
December 31, 2018

Assets:	
Cash	$ 9,264,007
Equity warrants, at fair value	937,293
Other assets	43,893
Total assets	$ 10,245,193
Liabilities and Member's Equity:	
Liabilities:	
Accrued compensation	$ 637,117
Accrued professional services	21,966
Deferred revenue	55,000
Other	10,001
Total liabilities	724,084
Member's equity:	
Member's contribution	11,317,179
Accumulated deficit	(1,796,070)
Total member's equity	9,521,109
Total liabilities and member's equity	$ 10,245,193

See accompanying notes to the financial statements.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Exemption Report

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

The Board of Managers
Opus Financial Partners, LLC
Irvine, California

We have reviewed management's statements, included in the accompanying Opus Financial Partners, LLC Exemption Report, in which (a) Opus Financial Partners, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Opus Financial Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) Opus Financial Partners, LLC stated that Opus Financial Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Opus Financial Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Opus Financial Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Los Angeles, California
February 28, 2019

Exemption Report under rule 17a-5

OPUS FINANCIAL PARTNERS, LLC
EXEMPTION REPORT

Opus Financial Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2018 through December 31, 2018 without exception.

I, Christopher Roberts, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Opus Financial Partners, LLC (CRD 172146)

BY: *Christopher Roberts*

Christopher Roberts
FINOP

Date: February 28, 2019

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Managers
Opus Financial Partners, LLC
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Opus Financial Partners, LLC (the Company) and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) dated January 24, 2019, of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement record entries, noting a difference of $75 in excess of what was due.

2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in the amended Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Los Angeles, California
February 28, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIPC-7 General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2756*********************MIXED AADC 220
69501 FINRA DEC
OPUS FINANCIAL PARTNERS LLC
19900 MACARTHUR BLVD 12TH FL
IRVINE, CA 92612-2445

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Roberts 415-940-7009

2. A.	General Assessment (item 2e from page 2)	$ 4,288
B.	Less payment made with SIPC-6 filed (exclude interest) 7/17/18 Date Paid	(2,000)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	2,288
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,288

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Opus Financial Partners, LLC
(Name of Corporation, Partnership or other organization)

Christopher Roberts
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,858,755
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,858,755
2e. General Assessment @ .0015	$ 4,288 (to page 1, line 2.A.)